Exhibit 99.1

November 27, 2012

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) – Immediate Report Regarding Gazit-Globe Conference Call Presentation

for Q3 2012 Financial Results

Below please find a presentation which will be presented at the analysts’ conference call scheduled for today at 17:00 (Israel time), following the publication of the Company’s financial reports as of September 30, 2012 (the “Financial Reports”).

Pages 4, 5, 6, 7, 8, 13, 14, 16, 17 contain information which is not included in the Financial Reports. In addition, the information included in the presentation may be presented in a different manner than it is presented in the Financial Reports, including the information provided in page 15 of the presentation which is not presented in the same manner in the Financial Reports, but can be extracted from the data included in the Financial Reports.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

      Gazit-Globe, Ltd.

November 27, 2012 | Gazit-Globe Conference Call Presentation | Q3 2012 Financial Results A GLOBAL REAL ESTATE PLATFORM LOCATION LOCATION LOCATION
Disclaimer 2 This presentation may include forward-looking statements, including forecasts, evaluations, estimates and other information relating to future events and issues. Forward-looking statements may relate to, among other things, revenues, earnings, cash flows, capital expenditures and other financial items. Forward-looking statements may also relate to our business strategy, goals and expectations concerning our market position, future operations, profitability, liquidity and capital resources. All statements other than statements of historical facts are forward-looking statements and can be identified by the use of forward-looking terminology such as the words "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will" and similar terms and phrases. Any forward-looking information contained in this presentation is based, in addition to existing information of the company, on present company expectations and evaluations regarding future developments and trends and on the interaction of such developments and trends. Although we believe the assumptions upon which any forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. Our business and operations involve risks and uncertainties, many of which are outside our control, and any one of which, or a combination of which, could materially affect our results of operations and whether the forward-looking statements ultimately prove to be correct. Forward-looking statements are based on current expectations and are not guarantees of future performance. Actual results and trends in the future may differ materially from those suggested or implied by any forward-looking statements in this presentation depending on a variety of factors including those described in greater detail in our Periodical and Annual Reports, Registration Statement on Form F-1, Annual Report on Form 20F and in other information we file and furnish with the Israel Securities Authority and the Securities and Exchange Commission, including under the heading "Risk Factors." All written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. Except for any obligations to disclose information as required by applicable securities laws, we undertake no obligation to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect events or circumstances that occur, or that we become aware of, after the date of this presentation. The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Gazit-Globe Ltd. or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Gazit-Globe Ltd. LOCATION LOCATION LOCATION
Roni Soffer President 3 LOCATION LOCATION LOCATION
Listed on the Tel-Aviv Stock Exchange (TASE: GLOB) & New York Stock Exchange (NYSE: GZT) Focused on supermarket-anchored shopping centers NIS 77.4 billion ($US 20 billion) in assets under management, over 600 properties Approximately NIS 6.9 billion ($US 1.76 billion) in annual rent, more than NIS 18 million per day 6.6 million sqm of GLA, approximately 15,000 lease agreements Approximately NIS 280 million in annual dividend for 2013, NIS 1.72 per share Domestic Credit Rating: Aa3 Stable (Midroog, Moody's subsidiary), ilA+ Stable (S&P Maalot) A Global Real Estate Platform 4 LOCATION LOCATION LOCATION Numbers in USD are presented based on the exchange rate as of September 30, 2012 of 1 USD = 3.912 NIS
3 months ended September 30 3 months ended September 30 3 months ended September 30 % change (2011 (* 2012 (NIS millions) 14% 1,181 1,352 Property rental income 14% 811 928 NOI 29% 110 142 FFO 21% 0.71 0.86 FFO per share (NIS) - 154.7 165.0 Number of shares (millions) - 183 187 Net income attributable to equity holders of the company Financial Highlights 5 (*) Retroactively adjusted due to the implementation of new accounting standards LOCATION LOCATION LOCATION

Consistent Growth

Strong Growth in Operational Parameters (*)


+14%
811
849
840
865
928
Q3/11
Q4/11
Q1/12
Q2/12
Q3/12
NOI (NIS millions)


+14%
1,181
1,248
1,259
1,268
1,352
Q3/11
Q4/11
Q1/12
Q2/12
Q3/12
Rental Revenues (NIS millions)

Increase in FFO and FFO Per Share


+29%
110
111
126
138
145
Q3/11
Q4/11
Q1/12
Q2/12
Q2/12
FFO (NIS millions)


+21%
0.71
0.71
0.76
0.84
0.86
Q3/11
Q4/11
Q1/12
Q2/12
Q3/12
FFO Per Share (NIS)

(*) Retroactively adjusted due to the implementation of new accounting standards (Q1/12 & 2011 numbers)

6 | LOCATION LOCATION LOCATION

(*) Excluding foreign exchange fluctuation 7 Strong tenants mix - Supermarkets, Necessity-Driven Retailers and Other High Quality Tenants 1-9/2012 Same Property NOI Growth(*) Resilient Assets with Stable Occupancy Organic Growth - Global Diversification 7 LOCATION LOCATION LOCATION
7-9/2012 External Growth - Investment Activity, NIS 4.35 billion (NIS million) Total Investments Total Investments (NIS million) 7-9/2012 1-9/2012 New properties acquisition 1,202 3,063 Development & redevelopment 301 1,291 Total 1,503 4,354 Dispositions and recycle of capital 476 1,413 8 LOCATION LOCATION LOCATION 1-9/2012
Dividend Per Share (NIS) CAGR 11.2% Consistent & Growing Dividends for Over a Decade 9 The dividend policy for 2013 is a minimum quarterly dividend payment of NIS 0.43 per share (NIS 1.72 per share annualized) LOCATION LOCATION LOCATION
Gil Kotler Senior Executive VP & Chief Financial Officer 10 LOCATION LOCATION LOCATION
3 months ended September 30 3 months ended September 30 3 months ended September 30 % change 2011 (*) 2012 (in NIS million except per share data) 14% 1,181 1,352 Property rental income 14% 811 928 NOI - 68.7% 68.6% NOI margin 29% 110 142 FFO 21% 0.71 0.86 FFO per share (NIS) - 602 568 Cash flow from operating activities - 213 441 Fair value gain on investment property - 183 187 Net income attributable to equity holders of the company - 1.17 1.06 Net income attributable to equity holders of the company per share (NIS) 11 LOCATION LOCATION LOCATION Financial Results for Q3 (*) Retroactively adjusted due to the implementation of new accounting standards
9 months ended September 30 9 months ended September 30 9 months ended September 30 % change 2011 * 2012 (in NIS million except per share data) 12% 3,470 3,879 Property rental income 12% 2,345 2,633 NOI - 67.6% 67.9% NOI margin 34% 294 395 FFO 26% 1.90 2.40 FFO per share (NIS) - 892 963 Cash flow from operating activities - 827 1,472 Fair value gain on investment property - 450 733 Net income attributable to equity holders of the company - 2.89 4.23 Net income attributable to equity holders of the company per share (NIS) 12 LOCATION LOCATION LOCATION Financial Results for the 9-Month Period (*) Retroactively adjusted due to the implementation of new accounting standards
Foreign Exchange Adjustments % change excluding FX fluctuation 3 months ended September 30 3 months ended September 30 % change excluding FX fluctuation 2011 (*) 2012 % change excluding FX fluctuation (NIS million ) (NIS million ) 7% 1,181 1,258 Property rental income 6% 811 863 NOI 7% 482 516 Proportionate consolidated NOI The average exchange rates of the US Dollar and the Canadian Dollar have strengthened against the NIS during the third quarter of 2012 compared to the same quarter last year by approximately 12.4% and 10.4% respectively. The Euro has weakened against the NIS by approximately 0.6%. Below are the main operational figures based on the same average exchange rates for the third quarter 2011: 13 LOCATION LOCATION LOCATION (*) Retroactively adjusted due to the implementation of new accounting standards
Change in fair value pre-tax Consolidated (NIS million) Change in fair value pre-tax Consolidated (NIS million) Q3/2011 (*) Q3/2012 262 295 (39) 88 1 (1) (68) 46 57 13 213 441 115 (40) 14 Q3/2012 Fair Value of Investment Property LOCATION LOCATION LOCATION (*) Retroactively adjusted due to the implementation of new accounting standards
Balance Sheet Highlights As of September 30 As of September 30 2011 (*) 2012 (in NIS million except per share data) 61,699 71,927 Total Assets 51,807 60,865 Investment Properties & development 37,535 40,862 Interest Bearing Liabilities 18,293 23,513 Total Equity 6,642 8,321 Shareholder's Equity 43.0 50.4 Shareholder's Equity Per Share 46.6 59.7 EPRA NAV per share 60.0% 55.6% Net Debt to Total Assets 15 LOCATION LOCATION LOCATION (*) Retroactively adjusted due to the implementation of new accounting standards
Consistent Growth in NAV Per Share EPRA NAV (*) and Equity Per Share 16 From 2010 to Q3/2012 the dividends paid by the Company totaled NIS 650 million, NIS 4.2 per share EPRA NAV Per Share CAGR +28 % Equity Per Share CAGR +16% LOCATION LOCATION LOCATION (*) Retroactively adjusted due to the implementation of new accounting standards (2010 & 2011 numbers)
The Group has liquid assets available and undrawn lines of credit in the amount of NIS 8.3 billion (of which approximately NIS 2.4 billion is on the Company level) As of September 30, 2012, net debt to total assets (LTV) was 55.6%, as compared to 60.0% as of September 30, 2011 and 58.0% as of December 31, 2011 Since the beginning of the year, the Group has raised approximately NIS 1.9 billion in equity During the quarter the company has entered into an agreement with a leading international bank for a $ 50 million credit facility for a period of two years During the quarter the company has entered into an agreement with an Israeli institution for a NIS 300 million ($ 76.6 million) secured loan to mature on December 2022. The term loan bears annual interest rate of 5.5% During and subsequent to the reporting period the credit rating of Atrium was upgraded by S&P and Fitch to investment grade level of (BBB-) with a stable outlook and the credit rating of First Capital Realty was upgraded by DBRS to BBB (High) and by Moody's to Baa2 with a stable outlook Liquidity and Financial Strength 17 LOCATION LOCATION LOCATION